

Mail Stop 3233

February 26, 2016

<u>Via E-mail</u>
Eric Swanson, Esq.
Executive Vice President and General Counsel
BATS Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

> **Re:** **BATS Global Markets, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 29, 2016**
> **File No. 333-208565**

Dear Mr. Swanson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2016 letter.

<u>The Offering, page 10</u>

1.   We note your disclosure that all common stock amounts have been restated to give effect to the reclassification and stock split to be consummated in conjunction with your offering. We further note that you intend to include pro forma adjustments throughout your document to give effect to the reclassification and stock split. Please reconcile the seemingly contradictory disclosure.

<u>Summary Historical and Pro Forma Financial and Operating Data, page 12</u>

2.   Please expand your disclosure, here and throughout your filing, to provide a more detailed description of the specific reasons why management believes that presentation of normalized EBITDA provides useful information to investors regarding the registrant's

financial condition and results of operations. Reference is made to Item 10(e)(1)(i)(c) of Regulation S-K.

Selected Financial and Operating Data, page 63

3.	We note your response to our prior comment 7. We remain unclear how you have calculated your measure of "net capture" and the ratios based on "net capture". Please clarify for us the specific income statement line items included in your calculation of "net capture" and tell us whether the market volumes used in the calculations are the same as the market volumes disclosed in your table on page 65.

Description of Capital Stock, page 208

4.	We note that the reclassification and stock split will take place in conjunction with the offering. Please clarify when these steps will occur relative to the public offering.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings at (202) 551-6431 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc:	Deanna L. Kirkpatrick, Esq.
	Davis Polk & Wardwell LLP